PRESS RELEASE
SOURCE: Acasti Pharma Inc.

Acasti Pharma First Quarter Results

Laval, Québec, CANADA – July 31, 2012 – Acasti Pharma (“Acasti” or the “Corporation”) (TSX.V.APO), a Neptune Technologies & Bioressources Inc’s (“Neptune”) subsidiary, reports the highlights of its financial results for the first quarter ended May 31, 2012.

Financial Reslults Highlights

▪	During the three-month period ended May 31, 2012, Acasti generated revenues of $14,000 from sales of Onemia, while Acasti did not generate revenues during the corresponding period of 2011.

▪	Research and development expenses for the three-month period ended May 31, 2012 amounted to $566,000 compared to $461,000 for the corresponding period of 2011.

▪	Adjusted EBITDA for the three-month period ended May 31, 2012 was negative $916,000, compared to negative $695,000 obtained during the corresponding period of 2011.

▪	Net loss amounted to $1,576,000, or $0.02 per share for the three-month period ended May 31, 2012, compared to $1,023,000, or $0.02 per share, for the corresponding period of 2011.

“During this year first quarter, we continued to focus our effort and capital on collecting survey data from OnemiaTM and on patient recruitment for our two CaPre® phase II clinical trials,” stated Henri Harland, President & CEO.  “New lipid centers were added during the quarter, which improves patient recruitment’s pace,” he added.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About Neptune Technologies & Bioressources Inc. (NASDAQ.NEPT - TSX.V.NTB)
Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Acasti Contact:
Henri Harland	Xavier Harland
President & Chief Executive Officer	Chief Financial Officer
+1 450.687.2262	+1.450.687.2262
h.harland@neptunebiotech.com	x.harland@acastipharma.com
www.acastipharma.com	www.acastipharma.com

Howard Group Contact:
Dave Burwell
(888) 221-0915
dave@howardgroupinc.com
www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.